UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Delcath Systems, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

24661P807

(CUSIP Number)

1633 Broadway,22nd Floor, Suite C, New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 05, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)[1]

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

1 As more fully described in Item 5, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 24661P807	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)[1]

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)[1]

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gil Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)[1]

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

185,000 shares of Common Stock

1,967,500 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 5)[1]

1,468,956 shares of Common Stock issuable upon exercise of warrants (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Opportunities Fund I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

185,000 shares of Common Stock

1,266,000 shares of Common Stock issuable upon conversion of 12,660 preferred stock (see Item 5)

1,164,484 shares of Common Stock issuable upon exercise of warrants (see Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

185,000 shares of Common Stock

1,266,000 shares of Common Stock issuable upon conversion of 12,660 preferred stock (see Item 5)

1,164,484 shares of Common Stock issuable upon exercise of warrants (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 701,500 shares of Common Stock issuable upon conversion of 10,015 preferred stock (see Item 5)[1] 304,472 shares of Common Stock issuable upon exercise of warrants (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 701,500 shares of Common Stock issuable upon conversion of 10,015 preferred stock (see Item 5)[1] 304,472 shares of Common Stock issuable upon exercise of warrants (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

701,500 shares of Common Stock issuable upon conversion of 10,015 preferred stock (see Item 5)[1]

304,472 shares of Common Stock issuable upon exercise of warrants (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D	Page 7 of 10 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Rosalind Advisors, Inc., Rosalind Opportunities Fund I L.P., and Rosalind Master Fund L.P. previously jointly filed a statement on Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of a change in purpose, the Reporting Persons (as hereinafter defined) are transitioning to a Schedule 13D.

Item 1.  Security and Issuer.

(a)	This statement relates to the Preferred Stock (the “Shares”) of Delcath Systems, Inc., a Delaware corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices: 1633 Broadway 22nd Floor, Suite C New York, NY 10019

Item 2.  Identity and Background.

(a)

This statement is filed by:

(i)      Rosalind Advisors, Inc. (“Advisor” to ROFI & RMF)

(ii)     Rosalind Opportunities Fund I L.P. (“ROFI”)

(iii)    Rosalind Master Fund L.P. (“RMF”)

(iv)    Steven Salamon (“President”)

(v)     Steven Salamon, who serves as the portfolio manager of the Advisor which advises ROFI & RMF.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

Address of the Principal Office or, if none, residence

Rosalind Advisors, Inc.

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Rosalind Opportunities Fund I L.P.

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

CUSIP No. 24661P807	13D	Page 8 of 10 Pages

(c)	The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Salamon is serving as the Portfolio Manager and President of Rosalind Advisors, Inc., which advises ROFI & RMF.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Salamon is a citizen of Canada, resident in Ontario

Item 3.  Source or Amount of Funds or Other Consideration.

RMF L.P. used its own funds to purchase 701,500 shares of Common Stock issuable upon conversion of 10,015 preferred stock and warrants to purchase an additional 304,472 shares of Common Stock (the “RMF Warrants”) issuable upon exercise of warrants. ROFI L.P. used its own funds to purchase 185,000 Common shares, 1,266,000 shares of Common Stock issuable upon conversion of 12,660 preferred stock and warrants to purchase an additional 1,164,484 shares of Common Stock (the “ROFI Warrants”) issuable upon exercise of warrants. The combined cost of the Common Stock and preferred stock, at par $1,000, was approximately $23,675,000.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 6, 2020, pursuant to the terms of the Board Appointment Agreement, the Board of Directors of the Issuer (the “Board”) increased the number of directors constituting the Board to eight members and elected Steven Salamon and Gilad Aharon as independent directors of the Issuer to fill the vacancies created by the increase in the number of directors. Mr. Salamon was elected to serve as a Class III director with a term scheduled to expire at the 2021 Annual Meeting of Stockholders and Dr. Aharon was elected to serve as a Class I director with a term scheduled to expire at the 2022 Annual Meeting of Stockholders.

For further details of the election of Rosalind nominees to the Board, please see the link in Exhibit A.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including the Issuer’s strategic review process, potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance and/or corporate governance policies, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 24661P807	13D	Page 9 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 5(a) – (c) is set forth in Rows 7 – 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 2,623,446 shares of Common Stock issued and outstanding as of May 8, 2020, as represented in the Company’s Form 8-K filed with the Securities and Exchange Commission on May 8, 2020, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and the conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Preferred Stock Blockers”) and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Warrant Blockers” and collectively with the Preferred Stock Blockers, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to ROFI and RMF and may be deemed to be the beneficial owner of shares held by ROFI and RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares of Preferred Stock held, and underlying the Reported Warrants (subject to the Warrant Blockers) held by, RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of any such shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

A Joint Filing Agreement by and among Rosalind Advisors, Inc. Rosalind Master Fund L.P., Rosalind Opportunities Fund I L.P. and Steven Salamon, was previously filed on March 27, 2020 as an Exhibit.

Issuer’s Form 8-K linked as Exhibit A for further details.

CUSIP No. 24661P807	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSALIND

/s/ Steven Salamon
Name

President Rosalind Advisors, Inc.
Title

05/13/2020
Date

Exhibit A

https://www.sec.gov/Archives/edgar/data/872912/000156459020024665/dcth-8k_20200506.htm